

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 14, 2009

William G. Forhan
Principal Executive Officer
Casino Players, Inc.
2400 E. Commercial Blvd. # 618
Ft. Lauderdale, FL 33308

>   **Re: Casino Players, Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed June 9, 2009**
>   **File No. 333-138251**

Dear Mr. Forhan:

We have reviewed your responses to the comments in our letter dated May 6, 2009 and have the following additional comments.

Cover Page

1. We note that you have removed from the cover page the statement that selling stockholders may be deemed underwriters. In your next amendment, please revise to ensure that this statement appears on the cover page.

Summary, page 3

2. We note your response to prior comment 3 and reissue. Please revise the first paragraph to remove the disclaimer that the summary is "not complete."

Who We Are, page 3

3. We note your response to prior comment 4 and reissue in part. In addition to disclosing your revenues for the most recent interim stub, please revise here and in the business section to also disclose your net loss for this period.

4. We note your response to prior comment 6. Given the lapse of time since your prior cruise tournament, please remove all disclosure related to the April 2005 mini-poker tournament from your summary section. You may still include this disclosure in your Description of Business section, as you have already done.

5. We note that the disclosure you added in response to prior comment 8 related to the number of players you have sent to casinos is located on both page 3 and page 4. Please revise to remove the repetition. Given that the phrase "Play to Qualify" is not defined until page 4, we recommend removing the repetitive disclosure on page 3 in lieu of that found of page 4, or defining this term on page 3. In addition, please disclose whether the 100 gamblers sent to casinos in 2007 and 50 gamblers sent in 2008 were qualified players or "Play to Qualify" players.

6. It appears that your goal to send 2,000 "Play to Qualify" and 200 qualified players to casino resorts is substantially higher than the number of players you have been able to send during the past 2 years. Please revise to discuss in detail your strategy for meeting this aspiration or remove this disclosure.

Casino Licenses, page 5

7. Your disclosure is unclear as to whether a casino representative agreement and a license are one and the same. Please revise your disclosure to clarify. In your response, please address whether the license is granted by the state or by the state and relevant casino.

Risk Factors, page 9

8. We note your response to prior comment 13. Please revise to clarify that failure to maintain effective internal controls may increase your susceptibility to fraud and error and may also expose your company and its officers and directors to additional liability.

Description of Business -- General, page 14

9. Refer to the second-to-last sentence of the fourth paragraph of this section. Please revise for clarity.

Description of Properties, page 19

10. We note your response to prior comment 26. Please revise to disclose how you are able to occupy the current office space without paying rent and whether it is being provided without charge by a related party.

Use of Proceeds, page 20

11. We note your response to prior comment 27 and reissue. To the extent you are planning to pursue acquisitions beyond the scope of other casino representation companies, please revise your disclosure throughout, particularly in the business section, to discuss such intentions in detail. The Use of Proceeds section should not be the first and only place these intentions are mentioned.

Determination of Offering Price, page 21

12. We note your response to prior comment 29. Please provide more detail regarding the factors used to calculate the price. To the extent the price was arrived at arbitrarily, please disclose this fact without also including factors to suggest it was arrived at otherwise. Please make similar revisions to your disclosure under "Offering Price" on page 7, "Terms of the Offering" on page 24 and elsewhere in the registration statement, as appropriate.

13. Please revise the final paragraph of this section to clarify that the selling shareholders will sell their shares for $.25 per share until the shares are quoted on the OTC:BB. Your current disclosure suggests that they will sell their shares for $.25 only if the shares are quoted the OTC:BB.

Selling Stockholders, page 22

14. Please tell us whether you entered into a written agreement with iVest Investments to cancel a portion of the shares issued to it. If so, please file the agreement. If the agreement was oral, please disclose that fact.

Summary Compensation Table, page 29

15. Please revise the footnotes to briefly explain why the amounts accrued by Mr. Forhan and Mr. Fahoome differ even though they are paid the same salary. Make similar clarifying revisions to your discussion of the employment agreements on page 29.

16. Please revise footnote (2) to state why management stopped accruing wages and under what circumstances they will be paid wages in the future.

Security Ownership of Certain Beneficial Owners, page 30

17. Please supplementally describe for us the transactions which resulted in Mr. Forhan's ownership of 12,000,000 shares and Mr. Fahoome's ownership of 8,000,000 shares.

Management's Discussion and Analysis
Revenue Recognition, page 37

18. We note your proposed revisions to your revenue recognition policy in response to our comment 36 in the staff letter dated May 6, 2009. In addition, we note the revisions to your document on pages 15 and 37 related to revenue recognition. However, there still appear to be inconsistencies in your revenue recognition policy. For example, you state on page 15 that no commission is recognized until it is received, but you state on page 37 that you record a receivable after a player departs the casino. These statements appear contradictory. Please revise to clarify the point at which revenue is recognized and to consistently state this policy throughout your document, including the pages referenced above and in the notes to your financial statements. In this regard, your disclosures should clarify when the Casino provides the summary of play and the estimated commission earned from each player. If you recognize revenue as an account receivable "at the time the player departs the casino" we assume that you receive the Casino's summary on the player's departure date. Please revise to clarify.

Assets, page 37

19. Your December 31, 2007 balance sheet states that you have total assets of $12,649. Please revise or advise.

Liquidity and Capital Resources, page 39

20. Please disclose whether the shareholder loans were made pursuant to written agreements. If they were, please file the agreements as exhibits.

Certain Relationship and Related Transaction, page 43

21. Refer to your response to our prior comment 43. You state that Invicta Group "wrote the debt off as uncollectible when they completed their December 31, 2007 audit." However, please explain why this action by Invicta justifies your decision to write-off the obligation. That is, please clarify to us and in your filing whether the debt was formally forgiven by Invicta and/or whether some other formal agreement was reached which released you from any further obligation with regard to this debt. In addition, please provide a reconciliation or other explanation to detail the discrepancy between the $30,428 liability that was previously recorded and the write-off amount of $50,047 as shown in the journal entry.

22. In addition, the impact of this write-off on your statement of operations for the year ended December 31, 2007 is not apparent. Specifically, the journal entry shows two relatively large amounts credited to "other income", but your statement of operations only shows a de minimus amount of interest expense as "other income". Please explain how these adjustments were classified in your income statement for fiscal 2007.

23. Finally, if the forgiveness of debt occurred in fiscal 2007, it appears that Invicta Group was a majority shareholder at that time. If our understanding is correct, it appears that the write-off of your obligation should be recorded as a capital contribution and not as other income. Please revise or advise as appropriate. Your response should specifically indicate the ownership percentage held by Invicta Group at the date of the debt forgiveness. We may have further comments upon review of your response.

Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

24. Your response to comment 46 from staff letter dated May 6, 2009, regarding your revenue recognition policy proposes revisions to your disclosure which do not appear in the document. In addition, your revenue recognition policy on page F-8 does not appear to be consistent with the revenue recognition policy on page F-18. Please revise to include your proposed revision to the disclosure and to ensure that your disclosures are consistent.

Note 5. Stock Based Compensation, page F-14

25. Please note that an entity that makes a filing with a regulatory agency in preparation for the sale of any class of equity securities in a public market is considered a "public entity" for purposes of SFAS 123(R). Your attention is invited to the glossary in Appendix E of that statement for guidance. For that reason, you are presently required to utilize the fair value based measurement method under SFAS 123(R). Since you have not issued any stock options or stock based compensation to employees, no changes are required to your financial statements. However, please revise your disclosures, here and in Note 6 on page F-20.

Exhibits

26. If different from the license agreement filed as Exhibit 10.2, please file the casino representative agreement with Harrah's with your next amendment.

27. Refer to the second-to-last sentence of the third paragraph of Exhibit 5. It appears that you are assuming a legal conclusion that should be opined by legal counsel. Accordingly, please delete the words from "and the date of authorization…" through the end of the sentence.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflet at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-3314 if you have any other questions.

Sincerely,

Daniel H. Morris
Attorney-Advisor

cc: Via Facsimile (732) 530-9008
        Virginia K. Sourlis, Esq.
        The Sourlis Law Firm